United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

Press Release
CVRD signs long-term contracts with Chinese steelmakers
Rio de Janeiro, September 21, 2006 — Companhia Vale do Rio Doce (CVRD) announces that two long-term contracts to sell iron ore to major Chinese steelmakers were signed during the visit of its Chief Executive Officer, Mr. Roger Agnelli, to China.
CVRD has extended its long-term contract with Beitai Iron & Steel (Beitai), involving shipments of 4.2 million tons of iron ore per year, up to 2031 — in line with Beitai’s new long-term Contract of Affreightment (COA). This contract has the longest duration amongst all contracts ever signed by CVRD with its Chinese clients. The volume under such contract with Beitai may be increased up to 7.2 million tons per year from 2009 onwards.
A new long-term contract was signed with Maanshan Iron & Steel (Maanshan), involving iron ore shipments of 7.3 million tons per year from 2007 to 2013. The volume under such contract with Maanshan may be increased to 8.3 million tons per year from 2009 onwards. In terms of annual volume, this is the second largest contract ever signed by CVRD with its Chinese customers.
In addition to these contracts, the Company has signed a Strategic Alliance Agreement with Shougang Iron & Steel Group (Shougang). This document confirms the mutual intentions of CVRD and Shougang to enhance their commercial relationship while developing partnerships in mining and steel, studies about logistics, coal, manganese and ferroalloys, and technical cooperation in steelmaking, environmental protection and work safety projects.
These events contribute to strengthen even further the already excellent relationship of CVRD with its Chinese clients.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Theo Penedo: theo.penedo@cvrd.com.br +55-21-3814-4557
Virgínia Monteiro: virginia.monteiro@cvrd.com.br +55-21-3814-4128
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations